UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

FLEXION THERAPEUTICS, INC.

(Name of Subject Company)

Flexion Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33938J106

(CUSIP Number of Class of Securities)

Michael D. Clayman, M.D.

Chief Executive Officer

Flexion Therapeutics, Inc.

10 Mall Road, Suite 301

Burlington, MA 01803

(781) 305-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Miguel J. Vega

Kevin Cooper

Sean M. Clayton

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

(617) 937-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Flexion Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 22, 2021, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on October 22, 2021 by Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 11, 2021 (the “Merger Agreement”), by and among the Company, Pacira and Oyster Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Pacira (“Purchaser”) to acquire all of the outstanding shares of common stock of Flexion, $0.001 par value per share (the “Shares”) at an offer price of (i) $8.50 per Share in cash, net of applicable withholding taxes and without interest, plus (ii) one contingent value right per Share, which will represent the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of applicable withholding taxes and without interest, upon the achievement of specified milestones, described in further detail in the Schedule 14D-9, pursuant to the terms of the Contingent Value Right Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By deleting the second and third paragraphs under the section captioned “Antitrust Compliance” on page 44 and replacing them with the following:

“Flexion and Pacira each filed Premerger Notification and Report Forms with the FTC and the Antitrust Division on October 18, 2021 for review in connection with the Offer. The initial waiting period under the HSR Act expired, effective November 17, 2021, at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Pacira, Flexion or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. While Flexion believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXION THERAPEUTICS, INC.

	By:	/s/ Mark S. Levine
	Name:	Mark S. Levine
	Title:	General Counsel and Corporate Secretary
Dated: November 18, 2021